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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)

________________________________________________________________________________
1.   Name and Address of Reporting Person*

Mendelsohn,                          Lawrence               A.
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   (Last)                           (First)             (Middle)

1631 SW Columbia Street
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                                    (Street)

Portland                            Oregon               97201
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   (City)                           (State)              (Zip)

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2.   Issuer Name and Ticker or Trading Symbol

Fog Cutter Capital Group Inc.
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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)

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4.   Statement for Month/Year

October 2001
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5.   If Amendment, Date of Original (Month/Year)

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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [_]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)
          President
          -------------------------
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7.   Individual or Joint/Group Filing (Check Applicable Line)

     [X]  Form filed by One Reporting Person
     [_]  Form filed by More than One Reporting Person
================================================================================

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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                 4.                                           6.
                                                                 Securities Acquired (A) or      5.           Owner-
                                                    3.           Disposed of (D)                 Amount of    ship
                                                    Transaction  (Instr. 3, 4 and 5)             Securities   Form:     7.
                                      2.            Code         ------------------------------- Beneficially Direct    Nature of
1.                                    Transaction   (Instr. 8)                   (A)             Owned at End (D) or    Indirect
Title of Security                     Date          ------------                 or              or Month     Indirect  Beneficial
(Instr. 3)                            (Month/                                                    (Instr. 3    (I)       Ownership
                                       Day/Year)     Code     V      Amount      (D)    Price    and 4)       (Instr.4) (Instr. 4)
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


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Common Stock                          10/16/01       J               2,118,035   A      See (1)  525,260        See (2)
                                                                                        Below                   Below
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
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*    If the Form is filed by more than one  reporting  person,  see  Instruction
     5(b)(v).

     Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

                                                                      (Over)
                                                             SEC 1474 (3-99)

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


FORM 4 (continued)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------


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Stock Options       $4.53    9/30/99  A         A                 (3)          Common    350,000 $4.53    350,000   D
                                                                               Stock
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====================================================================================================================================

Explanation of Responses:

(1) On October 16, 2001, the Reporting Person entered into a Stock Option and Voting Agreement (the "Voting Agreement") with Andrew A. Wiederhorn, Tiffany Wiederhorn, Joyce Mendelsohn, MFLP, L.P. ("MFLP"), AIM Capital, LLC ("AIM"), RPM Capital, LLC ("RPM") and S&S Investors, LLC. As a result of the Voting Agreement, the Reporting Person may be deemed to be the beneficial owner of 2,118,035 shares of Common Stock held by Mr. Wiederhorn and his affiliates or to which Mr. Wiederhorn and his affiliates may be deemed to beneficially own as a result of agreements between Mr. Wiederhorn and his affiliates with third parties. The Reporting Person disclaims beneficial ownership of the 2,118,035 shares of Common Stock held by Mr. Wiederhorn and his affiliates or to which Mr. Wiederhorn and his affiliates may be deemed to beneficially own as a result of agreements between Mr. Wiederhorn and his affiliates with third parties.

(2) Of the 525,260 shares of Common Stock reported in Item 5, 25,000 shares of Common Stock are held by the Reporting Person, 17,158 shares of Common Stock are held by Joyce Mendelsohn, 80,000 shares of Common Stock are held by MFLP, 150,801 shares of Common Stock are held by AIM and 252,301 shares of Common Stock are held by RPM. The Reporting Person disclaims beneficial ownership of the 17,158 shares of Common Stock held by Joyce Mendelsohn, the 150,801 shares of Common Stock held by AIM and the 252,301 shares of Common Stock held by RPM. The Reporting Person also disclaims beneficial ownership of the 80,000 shares of Common Stock held by MFLP, except to the extent of his pecuniary interest therein.

(3)  Vest 1/4 per year.





/s/ Lawrence A. Mendelsohn                                  11/6/01
=============================================            -----------------------
      **Signature of Reporting Person                             Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

     Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number


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